Exhibit 99.2

Liminal BioSciences Inc.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of the Company

Liminal BioSciences Inc.
440 Armand-Frappier Blvd., Suite 300
Laval (Québec) H7V 4B4

(“Liminal BioSciences” or the “Company”)

Item 2	Date of Material Change

June 30, 2020

Item 3	News Release

A press release announcing the material change referred to in this report was issued by Liminal BioSciences on June 30, 2020 and disseminated on newswires in Canada and United States.

Item 4	Summary of Material Change

Liminal BioSciences Provides Guidance Update on Certain Expected Key Milestones For 2020.

Item 5	Full Description of Material Change

Liminal BioSciences Inc. (“Liminal BioSciences” or the “Company”) provided a guidance update on the timing of certain expected key milestones for 2020.

“While we announced in May the withdrawal of all previously issued guidance on expected key milestones for our business given the uncertainty created by the global COVID-19 pandemic and the priority on the health and safety of our employees during this pandemic,  we are continuing to execute and move our business forward, and remain committed to providing further updates on certain key expected milestones, as appropriate.” stated Kenneth Galbraith, Chief Executive Officer of Liminal BioSciences. “We now expect the

•

The re-submission of our biologics licensing application (BLA) with the US Food and Drug Administration (FDA) for Ryplazim® (plasminogen) for the treatment of congenital plasminogen deficiency is anticipated to be filed in the third quarter of 2020; and

•	Our multiple ascending dose (MAD) Phase 1 clinical study of fezagepras is expected to be initiated in the second half of 2020.”

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

There is no reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No material information has been omitted in respect of the material change described above.

Item 8	Executive Officer

The foregoing accurately discloses the material change referred to in this report and inquiries in respect of the material change referred to in this report may be made to:

Marie Iskra

General Counsel

(450) 781-0115

m.iskra@liminalbiosciences.com

Item 9	Date of Report

July 3, 2020

Liminal BioSciences Inc.

(s) Marie Iskra
Marie Iskra
General Counsel